04 MAR 26 AM 7:21

04010907

SUPPL

Securities and Exchange Commision

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Attention: Office of International Corporate Finance
Mail Stop 3-2

March 23, 2004

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Grace Reksten Skaugen nominated to the Board of Atlas Copco AB

ATLAS COPCO AB
Group Communications

Cathrine Gustafsdahl

Sent by DHL 478 0886 165

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

Atlas Copco

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone +46 70 322 8070

Grace Reksten Skaugen nominated to the Board of Atlas Copco AB

Stockholm, Sweden, March 22, 2004—At the Annual General Meeting of Atlas Copco AB, to be held April 27, 2004, shareholders will vote on Grace Reksten Skaugen, Norwegian, as a new member of the Board of Directors.

Skaugen, born in 1953, is a member of the boards of Statoil ASA, Storebrand ASA, Tandberg ASA and Berg-Hansen Holding AS, all Norwegian-based companies.

Between 1994-2002, Skaugen was a Corporate Finance director at Enskilda Securities in Oslo. Prior to this she held different positions, both within research and development, and in finance.

Skaugen holds a BSc in Physics and a PhD in Laser Physics from Imperial College of Science and Technology, London University, England. She holds an MBA from The Norwegian School of Management BI, Norway.

Nominated for re-election to the Board of Atlas Copco AB are Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Kurt Hellström, Thomas Leysen, Ulla Litzén, Staffan Bohman and Anders Ullberg. Charles E. Long has declined re-election.

The nomination of Board members is supported by Investor AB, SHB/SPP, SEB, and the Fourth Swedish National Pension Fund, all based in Sweden, who together with the chairman of the Board, Sune Carlsson, have worked out the proposal. These shareholders represent a total of more than 25 percent of the votes in the company.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.